UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                         LASER-PACIFIC MEDIA CORPORATION
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    517923108
                                    ---------
                                 (CUSIP Number)

                              Benjamin Raphan, Esq.
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5000
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notice and Communications)

                                January 12, 1996
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement|X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

                                  Schedule 13D
CUSIP No. 51723108                                             Page 2 of 6 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     304 E. 45th Associates

- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY




- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


     Settlement of Litigation

- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(a)                                         [  ]


- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


               New York

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES               500,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                 -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                500,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                           -0-
- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     500,000

- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.1 %

- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


          PN

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 6 Pages

Item 1. Security and Issuer.

               This statement relates to shares of the Common Stock, par value $.0001 per share ("Common Stock"), of Laser- Pacific Media Corporation (the "Company"). The principal executive offices of the Company are located at 809 N. Cahuenga Blvd., Hollywood, California 90038.

Item 2. Identity and Background.

               (a) This Schedule 13D is being filed by 304 E. 45th Associates, a New York limited partnership (the "Reporting Person"). Jerome M. Cohen, Robert Carmel and Andrew H. Roos are general partners of the Partnership (the "Partners").

               (b) The principal business address of the Reporting Person, Mr. Cohen, Mr. Carmel and Mr. Roos is c/o Williams Real Estate Co. Inc., 530 Fifth Avenue, New York, NY 10036.

               (c) The Reporting Person is engaged in the business of owning and operating real estate. Mr. Cohen's principal occupation is real estate principal. Additionally, Mr. Cohen is a general partner of the Reporting Person, at the address indicated above. Mr. Carmel's principal occupation is real estate principal. Additionally, Mr. Carmel is a general partner of the Reporting Person at the address indicated above. Mr. Roos' principal occupation is real estate principal. Additionally, Mr. Roos is a general partner of the Reporting Person at the address indicated above.

               (d) To the best knowledge of the Reporting Person and the Partners, during the last five years, none of the Reporting Person or the Partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) To the best knowledge of the Reporting Person and the Partners, during the last five years, none of the Reporting Person or the Partners has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and none is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

               (f) Each of the Partners named in this Item 2 is a citizen of the United States of America. The Reporting Person is a New York limited partnership.

                                Page 3 of 6 Pages

Item 3. Source and Amount of Funds or Other Consideration.

               The 500,000 shares of Common Stock described in Item 5 hereof were acquired pursuant to a litigation settlement of a claim of the Reporting Person against the Company.

Item 4. Purpose of Transaction.

               The Reporting Person has acquired the shares of Common Stock for investment purposes only. Depending upon market conditions and other factors that the Reporting Person may deem material to its investment decision, the Reporting Person may purchase additional securities of the Issuer, in the open market or in private transactions, or it may dispose of all or a portion of the securities of the Issuer that it now owns or hereafter may acquire.

               Except as set forth in this Item 4, the Reporting Person has no current plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

               (a) According to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, there were outstanding 7,068,172 shares of Common Stock on March 29, 1996. The Reporting Person beneficially owns 500,000 shares of Common Stock, comprising 7.1% of the issued and outstanding shares of Common Stock.

               (b) The Reporting Person, through its Partners, has the sole power to vote and dispose of the shares of Common Stock owned by the Reporting Person.

               (c) Except as reported herein, neither the Reporting Person nor the Partners has effected any transactions in shares of Common Stock during the past 60 days.

               (d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described in this Item 5.

               (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Person ceased to be the owner of more than five percent (5%) of the Common Stock.


                                Page 4 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Except as set forth above or elsewhere in this Schedule 13D, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company (except with respect to certain registration rights as to the shares of Common Stock reported herein), including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

               None

                                Page 5 of 6 Pages

                                    SIGNATURE
                                    ---------




     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 1996

                                            304 E 45th ASSOCIATES


                                            By: /s/ Andrew H. Roos
                                               -------------------
                                                Name:  Andrew H. Roos
                                                Title: General Partner


                                Page 6 of 6 Pages